Novartis Second Quarter and Half Year 2025

Condensed Interim Financial Report – Supplementary Data

NOVARTIS | Reimagining Medicine

Novartis Second Quarter and Half Year 2025 Condensed Interim Financial Report – Supplementary Data

INDEX Page
OPERATING PERFORMANCE REVIEW 3
CASH FLOW AND BALANCE SHEET 10
INNOVATION REVIEW 14
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements 16
Consolidated statements of comprehensive income 18
Consolidated balance sheets 19
Consolidated statements of changes in equity 20
Consolidated statements of cash flows 22
Notes to condensed interim consolidated financial statements 24
SUPPLEMENTARY INFORMATION 40
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results 42
NON-IFRS MEASURE FREE CASH FLOW 45
ADDITIONAL INFORMATION
Net debt 47
Share information 47
Effects of currency fluctuations 48
DISCLAIMER 49

Operating performance review
Key figures
Second quarter and half year
(USD millions unless indicated otherwise)	Q2 2025 USD m	Q2 2024 USD m	% change USD	% change cc1	H1 2025 USD m	H1 2024 USD m	% change USD	% change cc1

Net sales to third parties	14 054	12 512	12	11	27 287	24 341	12	13

Other revenues	782	360	117	116	1 169	651	80	79

Cost of goods sold	-3 322	-3 173	-5	-2	-6 549	-6 269	-4	-4

Gross profit	11 514	9 699	19	18	21 907	18 723	17	18

Selling, general and administration	-3 442	-3 091	-11	-9	-6 500	-5 931	-10	-10

Research and development	-2 727	-2 367	-15	-11	-5 093	-4 788	-6	-5

Other income	548	273	101	86	774	522	48	44

Other expense	-1 029	-500	-106	-95	-1 561	-1 139	-37	-34

Operating income	4 864	4 014	21	25	9 527	7 387	29	33

% of net sales	34.6	32.1			34.9	30.3

Loss from associated companies	-3	-2	-50	-34	-6	-31	81	81

Interest expense	-289	-246	-17	-24	-559	-467	-20	-25

Other financial income and expense	-41	75	nm	nm	-24	81	nm	nm

Income before taxes	4 531	3 841	18	20	8 938	6 970	28	31

Income taxes	-507	-595	15	13	-1 305	-1 036	-26	-28

Net income	4 024	3 246	24	26	7 633	5 934	29	31

Basic earnings per share (USD)	2.07	1.60	29	32	3.91	2.91	34	37

Net cash flows from operating activities	6 664	4 875	37		10 309	7 140	44

Non-IFRS measures [1]

Free cash flow	6 333	4 615	37		9 724	6 653	46

Core operating income	5 925	4 953	20	21	11 500	9 490	21	24

% of net sales	42.2	39.6			42.1	39.0

Core net income	4 710	4 008	18	19	9 192	7 689	20	22

Core basic earnings per share (USD)	2.42	1.97	23	24	4.69	3.77	24	27

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 40. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

Strategy
Our focus
Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Second quarter
Net sales
Net sales were USD 14.1 billion (+12%, +11% cc), with volume contributing 12 percentage points to growth. Generic competition had a negative impact of 2 percentage points, pricing had a positive impact of 1 percentage point, and currency had a positive impact of 1 percentage point. Sales in the US were USD 6.2 billion (+21%) and in the rest of the world USD 7.8 billion (+6%, +4% cc).
Sales growth was mainly driven by continued strong performance from Kisqali (USD 1.2 billion, +64%, +64% cc), Entresto (USD 2.4 billion, +24%, +22% cc), Kesimpta (USD 1.1 billion, +35%, +33% cc), Scemblix (USD 298 million, +82%, +79% cc) and Leqvio (USD 298 million, +64%, +61% cc), partly offset by generic competition, mainly for Tasigna and Lucentis.
In the US (USD 6.2 billion, +21%), sales growth was mainly driven by Kisqali, Entresto, Kesimpta and Scemblix, partly offset by generic competition, mainly for Tasigna and Promacta. In Europe (USD 4.2 billion, +8%, +3% cc), sales growth was mainly driven by Kesimpta, Entresto, Pluvicto and Fabhalta, partly offset by generic competition for Lucentis and Gilenya. Sales in emerging growth markets were USD 3.5 billion (+5%, +7% cc), including USD 1.0 billion of sales from China (-1%, -1% cc), which declined slightly following a market slowdown.
Operating income
Operating income was USD 4.9 billion (+21%, +25% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches and net expense from legal matters. Operating income margin was 34.6% of net sales, increasing 2.5 percentage points (3.9 percentage points cc). Other revenue as a percentage of net sales increased by 2.7 percentage points (2.7 percentage points cc). Cost of goods sold as a percentage of net sales decreased by 1.8 percentage points (2.3 percentage points cc). R&D expenses as a percentage of net sales increased by 0.5 percentage points (in-line in cc). SG&A expenses as a percentage of net sales decreased by 0.2 percentage points (0.5 percentage points cc). Other income and expense as a percentage of net sales decreased the margin by 1.7 percentage points (1.6 percentage points cc).
Core adjustments were USD 1.1 billion, mainly from amortization, compared with USD 0.9 billion in the prior-year quarter. Core adjustments increased compared with the prior-year quarter, mainly due to legal matters.
Core operating income was USD 5.9 billion (+20%, +21% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Core operating income margin was 42.2% of net sales, increasing 2.6 percentage points (3.4 percentage points cc). Core other revenue as a percentage of net sales increased by 0.5 percentage points (cc). Core cost of goods sold as a percentage of net sales decreased by 1.3 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.4 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 0.5 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.7 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 289 million compared to USD 246 million in the prior-year quarter, mainly due to higher financial debt.
Other financial income and expense amounted to an expense of USD 41 million compared to an income of USD 75 million in prior-year quarter, mainly due to lower financial income and higher currency losses.
Core other financial income and expense amounted to an expense of USD 13 million, compared to an income of USD 60 million in prior-year quarter, mainly due to higher currency losses.
Income taxes
The tax rate in the second quarter was 11.2% compared to 15.5% in the prior year. The current year tax rate was favorably impacted by changes in uncertain tax positions and other items. Both the current and prior-year rate were impacted by the effect of adjusting to the estimated full-year tax rate, which was lower than previously estimated. Excluding these impacts, the current and prior year tax rate would have been 15.5% and 16.3% respectively. The decrease from the prior year was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% compared to 15.9% in the prior year. The increase from the prior year was mainly the result of the effect of adjusting the prior-year core tax rate to the estimated full-year core tax rate, which was lower than previously estimated.
Net income, EPS and free cash flow
Net income was USD 4.0 billion (+24%, +26% cc), mainly driven by higher operating income, partly offset by higher interest expense and other financial income and expense. EPS was USD 2.07 (+29%, +32% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 4.7 billion (+18%, +19% cc), mainly due to higher core operating income, partly offset by higher income taxes, interest expense and other financial income and expense. Core EPS was USD 2.42 (+23%, +24% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 6.7 billion, compared with USD 4.9 billion in the prior- year quarter. Free cash flow amounted to USD 6.3 billion (+37% USD), compared with USD 4.6 billion in the prior-year quarter, driven by higher net cash flows from operating activities.
First half
Net sales
Net sales were USD 27.3 billion (+12%, +13% cc), with volume contributing 14 percentage points to growth. Generic competition had a negative impact of 2 percentage points, pricing had a positive impact of 1 percentage point, benefiting from revenue deduction adjustments mainly in the US, and currency had a negative impact of 1 percentage point. Sales in the US were USD 12.0 billion (+23%) and in the rest of the world USD 15.3 billion (+5%, +6% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 4.6 billion, +22%, +22% cc), Kisqali (USD 2.1 billion, +59%, +60% cc), Kesimpta (USD 2.0 billion, +38%, +38% cc), Cosentyx (USD 3.2 billion, +11%, +11% cc) and Scemblix (USD 536 million, +79%, +78% cc), partly offset by generic competition, mainly for Lucentis, Gilenya and Tasigna.
In the US (USD 12.0 billion, +23%), sales growth was mainly driven by Kisqali, Entresto, Kesimpta, Cosentyx and Scemblix, partly offset by the impact of generic competition on Tasigna and Sandostatin Group. In Europe (USD 8.1 billion, +6%, +5% cc), sales growth was mainly driven by Kesimpta, Entresto, Pluvicto, Cosentyx and Leqvio, partly offset by generic competition, mainly for Lucentis and Gilenya. Sales in emerging growth markets were USD 7.1 billion (+6%, +10% cc), including USD 2.2 billion of sales from China (+8%, +8% cc).

Operating income
Operating income was USD 9.5 billion (+29%, +33% cc), mainly driven by higher net sales and contingent consideration adjustments, partly offset by higher investments behind priority brands and launches. Operating income margin was 34.9% of net sales, increasing 4.6 percentage points (5.4 percentage points cc). Other revenue as a percentage of net sales increased by 1.6 percentage points (1.6 percentage points cc). Cost of goods sold as a percentage of net sales decreased by 1.8 percentage points (2.1 percentage points cc). R&D expenses as a percentage of net sales decreased by 1.0 percentage point (1.4 percentage points cc). SG&A expenses as a percentage of net sales decreased by 0.5 percentage points (0.7 percentage points cc). Other income and expense as a percentage of net sales decreased the margin by 0.3 percentage points (0.4 percentage points cc).
Core adjustments were USD 2.0 billion, mainly due to amortization, compared with USD 2.1 billion in the prior year. Core adjustments decreased compared with the prior year, mainly due to contingent consideration adjustments.
Core operating income was USD 11.5 billion (+21%, +24% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Core operating income margin was 42.1% of net sales, increasing 3.1 percentage points (3.7 percentage points cc). Core other revenue as a percentage of net sales increased by 0.3 percentage points (cc). Core cost of goods sold as a percentage of net sales decreased by 1.0 percentage point (cc). Core R&D expenses as a percentage of net sales decreased by 0.9 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 0.7 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.8 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 559 million compared to USD 467 million in the prior year, mainly due to higher financial debt.
Other financial income and expense amounted to an expense of USD 24 million compared to an income of USD 81 million in the prior year, mainly due to lower interest and other financial income, and higher currency losses, partially offset by lower monetary loss from hyperinflation accounting.
Core other financial income and expense amounted to an income of USD 33 million compared to USD 156 million in the prior year, mainly due to lower interest income and higher currency losses.
Income taxes
The tax rate in the first half was 14.6% compared to 14.9% in the prior year. The current year tax rate was favorably impacted by changes in uncertain tax positions partially offset by the effect of remeasuring deferred tax balances following a tax rate change in Switzerland, which is effective January 1, 2026, prior-year items and other items. The prior year tax rate was favorably impacted by the effect of changes in uncertain tax positions. Excluding these impacts, the current and prior year tax rate would have been 15.5% and 16.3% respectively. The decrease from the prior year was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% compared to 16.2% in the prior year.
Net income, EPS and free cash flow
Net income was USD 7.6 billion (+29%, +31% cc), mainly driven by higher operating income, partly offset by higher income taxes, interest expense and other financial income and expense. EPS was USD 3.91 (+34%, +37% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 9.2 billion (+20%, +22% cc), mainly due to higher core operating income, partly offset by higher income taxes, interest expense and other financial income and expense. Core EPS was USD 4.69 (+24%, +27% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 10.3 billion, compared with USD 7.1 billion in the prior- year period. Free cash flow amounted to USD 9.7 billion (+46% USD), compared with USD 6.7 billion in the prior-year period, driven by higher net cash flows from operating activities.

Product commentary (relating to Q2 performance)
Cardiovascular, RENAL and METABOLIC
	Q2 2025	Q2 2024	% change	% change	H1 2025	H1 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	2 357	1 898	24	22	4 618	3 777	22	22

Leqvio	298	182	64	61	555	333	67	66

Total cardiovascular, renal and metabolic	2 655	2 080	28	26	5 173	4 110	26	26

Entresto (USD 2 357 million, +24%, +22% cc) sales grew driven by the heart failure indication in the US and Europe, and both heart failure and hypertension in China and Japan. In the US, Novartis is in litigation with a generic manufacturer and FDA to protect its Entresto IP and regulatory rights. Any US commercial launch of a generic Entresto product prior to the final outcome of these litigations may be at risk of later litigation developments.
Leqvio (USD 298 million, +64%, +61% cc) sales grew across all regions. Focus remains on increased account and patient adoption and continuing medical education. Leqvio is registered in more than 106 countries worldwide and commercially available in 86 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q2 2025	Q2 2024	% change	% change	H1 2025	H1 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 629	1 526	7	6	3 163	2 852	11	11

Xolair [1]	443	427	4	2	899	826	9	10

Ilaris	477	368	30	27	896	724	24	24

Total immunology	2 549	2 321	10	9	4 958	4 402	13	13

[1] Net sales to third parties reflect Xolair sales for all indications.
Cosentyx (USD 1 629 million, +7%, +6% cc) sales grew mainly in the US and Europe, driven by continued demand from recent launches (including the HS indication and the IV formulation in the US) and volume growth in core indications (PsO, PsA, AS and nr-axSpA). Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1.8 million patients across 8 indications.
Xolair (USD 443 million, ex-US +4%, +2% cc) showed slight growth, driven by the CSU indication. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 477 million, +30%, +27% cc) sales grew across all regions, led by the US, Europe and Japan. Contributors to growth include strong performance in the Periodic Fever Syndromes and Still’s disease indications.
Neuroscience
	Q2 2025	Q2 2024	% change	% change	H1 2025	H1 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Kesimpta	1 077	799	35	33	1 976	1 436	38	38

Zolgensma	297	349	-15	-17	624	644	-3	-3

Aimovig	83	77	8	3	159	153	4	3

Total neuroscience	1 457	1 225	19	17	2 759	2 233	24	23

Kesimpta (USD 1 077 million, +35%, +33% cc) sales grew across all regions driven by increased demand and strong access. Kesimpta is a high efficacy B-cell therapy with a favorable safety and tolerability profile and at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 92 countries with more than 155,000 patients treated.

Zolgensma (USD 297 million, -15%, -17% cc) sales declined reflecting a lower incidence of SMA compared to prior year, while demand remained robust. Zolgensma is now approved in 60 countries, with over 5,000 patients treated globally through clinical trials, early access programs, and commercial use.
Aimovig (USD 83 million, +8%, +3% cc) sales grew driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and in Japan.
ONCOLOGY
	Q2 2025	Q2 2024	% change	% change	H1 2025	H1 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Oncology
Kisqali	1177	717	64	64	2 133	1 344	59	60

Tafinlar + Mekinist [1]	573	523	10	7	1 125	997	13	13

Promacta/Revolade	502	544	-8	-9	1 048	1 064	-2	-1

Jakavi	524	471	11	8	1 016	949	7	8

Pluvicto	454	345	32	30	825	655	26	26

Tasigna	327	446	-27	-27	704	841	-16	-15

Scemblix	298	164	82	79	536	300	79	78

Lutathera	207	175	18	17	400	344	16	16

Piqray/Vijoice	111	120	-8	-8	211	229	-8	-8

Fabhalta [2]	120	22	nm	nm	201	28	nm	nm

Total oncology	4 293	3 527	22	20	8 199	6 751	21	22

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
[2] Net sales to third parties reflect Fabhalta sales for all indications.
nm = not meaningful
Kisqali (USD 1 177 million, +64%, +64% cc) sales grew strongly across all regions, including +100% growth in the US, reflecting continued share gains in HR+/HER2- metastatic breast cancer (mBC), as well as leading NBRx share across both exclusive and overlapping patient segments in HR+/HER2- early breast cancer (eBC). Kisqali performance is underpinned by increasing recognition of the consistently demonstrated overall survival benefit across all Phase III clinical trials in mBC, Category 1 preferred NCCN Guidelines recommendation and highest ESMO-MCBS score in both mBC and eBC.
Tafinlar + Mekinist (USD 573 million, +10%, +7% cc) sales grew across most regions, driven by demand in BRAF+ adjuvant melanoma, NSCLC and tumor agnostic indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market.
Promacta/Revolade (USD 502 million, -8%, -9% cc) sales declined due to discontinued promotion in most markets and recent generic entry in the US in May 2025.
Jakavi (USD 524 million, +11%, +8% cc) sales grew across all regions driven by strong demand in all indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Pluvicto (USD 454 million, +32%, +30% cc) showed encouraging demand uptake in the US following the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) approval, as well as continued access expansion ex-US in the post-taxane mCRPC setting. Pluvicto is the only PSMA-targeted radioligand therapy approved by the FDA to significantly delay progression after one ARPI and now before chemotherapy, for the treatment of adult patients with progressive, PSMA+ mCRPC. Pluvicto is now on the market in several ex-US countries in the mCRPC post-taxane setting.
Tasigna (USD 327 million, -27%, -27% cc) sales declined due to lower demand and increasing competition including recent generic entry in the US in May 2025.
Scemblix (USD 298 million, +82%, +79% cc) sales grew across all regions, demonstrating the continued high unmet need for effective and tolerable treatment options for adult CML patients previously treated with two or more tyrosine kinase inhibitors, as well as a steady influx of early-line patients in the US following approval in late 2024. As of Q1 2025, 20 ex-US markets have secured approval in early lines, including Japan and China.
Lutathera (USD 207 million, +18%, +17% cc) sales grew mainly in the US, Europe and Japan due to increased demand, and earlier-line adoption (within indication) in the US and Japan. Novartis is in patent litigation with manufacturers having FDA applications referencing Lutathera.
Piqray/Vijoice (USD 111 million, -8%, -8% cc) sales declined, driven by increased competition for Piqray in the US, partially offset by higher demand for Vijoice.

Fabhalta (USD 120 million) sales grew driven by continued launch execution across all markets in PNH globally as well as recent renal launches in IgAN and C3G in the US.
Established BRANDS
	Q2 2025	Q2 2024	% change	% change	H1 2025	H1 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established brands
Sandostatin Group	303	313	-3	-3	620	668	-7	-6

Exforge Group	191	178	7	7	370	370	0	3

Lucentis	173	275	-37	-39	362	589	-39	-38

Diovan Group	154	160	-4	-4	304	300	1	3

Galvus Group	123	150	-18	-17	247	299	-17	-14

Kymriah	99	113	-12	-14	199	233	-15	-15

Contract manufacturing	276	271	2	-3	619	550	13	12

Other	1 781	1 899	-6	-5	3 477	3 836	-9	-7

Total established brands	3 100	3 359	-8	-8	6 198	6 845	-9	-8

Sandostatin Group (USD 303 million, -3%, -3% cc) sales declined primarily due to erosion from generic competition.
Exforge Group (USD 191 million, +7%, +7% cc) sales grew mainly in emerging growth markets and Europe.
Lucentis (USD 173 million, ex-US -37%, -39% cc) sales declined in Europe, China, Japan and emerging growth markets, mainly due to increased competition activities. Novartis only commercializes Lucentis in markets ex-US.
Diovan Group (USD 154 million, -4%, -4% cc) sales declined mainly in emerging growth markets due to competition.
Galvus Group (USD 123 million, -18%, -17% cc) sales declined mainly in Japan, Europe and some emerging growth markets due to competition.
Kymriah (USD 99 million, -12%, -14% cc) sales declined across most markets, partly offset by increased uptake in the follicular lymphoma indication ex-US.

Cash Flow and Balance Sheet
Cash flow
Second quarter
Net cash flows from operating activities amounted to USD 6.7 billion, compared with USD 4.9 billion in the prior- year quarter. This increase was mainly driven by higher net income, adjusted for non-cash items and other adjustments, as well as favorable hedging results and favorable changes in working capital, partly offset by higher income taxes paid.
Net cash outflows used in investing activities amounted to USD 2.2 billion, compared with USD 3.2 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in investing activities were mainly driven by USD 1.5 billion for acquisitions, applying the optional concentration test, net of USD 0.1 billion in cash acquired (Anthos Therapeutics, Inc. for USD 0.8 billion and Regulus Therapeutics Inc. for USD 0.7 billion). Cash outflows for purchases of property, plant and equipment amounted to USD 0.3 billion, and for intangible assets USD 0.2 billion.
In the prior-year quarter, net cash outflows used in investing activities of USD 3.2 billion were mainly driven by USD 3.3 billion for acquisitions and divestments of businesses including the acquisition of Mariana Oncology for USD 1.0 billion (USD 1.04 billion, net of cash acquired of USD 80 million) and the acquisition of MorphoSys AG for USD 2.3 billion (USD 2.5 billion, net of cash acquired of USD 0.2 billion). Cash outflows for purchases of intangible assets amounted to USD 0.5 billion and of property, plant and equipment amounted to USD 0.3 billion. These were partly offset by cash inflows of USD 0.6 billion from the sale of financial assets (including USD 0.6 billion proceeds from the sale of Sandoz Group AG shares by consolidated foundations); and by net proceeds of USD 0.2 billion from the sale of marketable securities, commodities and time deposits.
Net cash outflows used in financing activities amounted to USD 5.2 billion, compared with USD 3.2 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in financing activities were mainly driven by USD 2.7 billion for net treasury share transactions; the USD 2.5 billion payment of Swiss withholding tax (in April 2025 when it was due) on the annual dividend payment made in the first quarter 2025, and USD 0.6 billion for the repayment at maturity of a Swiss franc denominated bond (notional amount of CHF 0.5 billion). These cash outflows were partly offset by the net increase in current financial debts of USD 0.9 billion.
In the prior year-quarter, net cash outflows used in financing activities of USD 3.2 billion were mainly driven by the USD 2.4 billion payment (in April 2024 when it was due) of Swiss withholding tax on the annual dividend payment made in the first quarter 2024. Payments for treasury share transactions resulted in a net cash outflow of USD 1.6 billion and the repayment of a US dollar bond at maturity amounted to USD 2.15 billion. These were partly offset by cash inflows from the issuance of Swiss franc denominated bonds of USD 2.5 billion (notional amount of CHF 2.2 billion) and the net increase in current financial debts of USD 0.6 billion.
Free cash flow amounted to USD 6.3 billion (+37% USD), compared with USD 4.6 billion in the prior-year quarter, driven by higher net cash flows from operating activities.
First half
Net cash flows from operating activities amounted to USD 10.3 billion, compared with USD 7.1 billion in the prior-year period. This increase was mainly driven by higher net income, adjusted for non-cash items and other adjustments, as well as favorable changes in working capital.
Net cash outflows used in investing amounted to USD 1.9 billion, compared with USD 4.1 billion in the prior-year period.
In the current-year period, net cash outflows used in investing activities were mainly driven by USD 1.5 billion for purchases of intangible assets and by USD 1.5 billion for acquisitions, applying the optional concentration test, net of USD 0.1 billion in cash acquired (Anthos Therapeutics, Inc. for USD 0.8 billion and Regulus Therapeutics Inc. for USD 0.7 billion). Cash outflows for purchases of property, plant and equipment amounted to USD 0.6 billion. These cash outflows were partly offset by the net proceeds of USD 1.8 billion from marketable securities, commodities and time deposits, mainly due to the maturity of time deposits.

In the prior-year period, net cash outflows used in investing activities of USD 4.1 billion were mainly driven by USD 3.6 billion for acquisitions and divestments of businesses including the acquisition of Mariana Oncology for USD 1.0 billion (USD 1.04 billion, net of cash acquired of USD 80 million) and the acquisition of MorphoSys AG for USD 2.3 billion (USD 2.5 billion, net of cash acquired of USD 0.2 billion). Cash outflows for purchases of intangible assets amounted to USD 1.4 billion; of property, plant and equipment amounted to USD 0.5 billion; and of financial assets amounted to USD 0.1 billion. These were partly offset by cash inflows of USD 0.7 billion from the sale of financial assets (including USD 0.6 billion proceeds from the sale of Sandoz Group AG shares by consolidated foundations); and by net proceeds of USD 0.7 billion from the sale of marketable securities, commodities and time deposits.
Net cash outflows used in financing activities amounted to USD 13.8 billion, compared with USD 8.4 billion in the prior-year period.
In the current-year period, net cash outflows used in financing activities were mainly driven by USD 7.8 billion for the annual dividend payment and USD 5.4 billion in net payments for treasury share transactions. Cash outflows also included USD 1.6 billion for the repayment of two bonds at maturity, comprising a US dollar denominated bond with a notional amount of USD 1.0 billion and a Swiss franc denominated bond with a notional amount of CHF 0.5 billion, equivalent to USD 0.6 billion. These cash outflows were partly offset by the net increase in current financial debts of USD 1.4 billion.
The prior-year period net cash outflows used in financing activities of USD 8.4 billion were mainly driven by USD 7.6 billion for the annual dividend payment; USD 2.7 billion for net treasury share transactions; and the repayment of a US dollar bond at maturity of USD 2.15 billion. These were partly offset by cash inflows from the issuance of Swiss franc denominated bonds of USD 2.5 billion (notional amount of CHF 2.2 billion) and the net increase in current financial debts of USD 1.8 billion.
Free cash flow amounted to USD 9.7 billion (+46% USD), compared with USD 6.7 billion in the prior-year period, driven by higher net cash flows from operating activities.

Balance sheet
Assets
Total non-current assets of USD 78.5 billion increased by USD 5.9 billion compared to December 31, 2024.
Intangible assets other than goodwill increased by USD 2.3 billion, mainly due to additions and favorable currency translation adjustments, partially offset by amortization.
Goodwill increased by USD 0.8 billion due to favorable currency translation adjustments.
Property, plant and equipment increased by USD 0.9 billion, mainly due to favorable currency translation adjustments and additions, partially offset by depreciation.
Other non-current assets increased by USD 1.0 billion, mainly due to the increase in prepaid post-employment benefit plans, primarily resulting from changes in the discount rates used to calculate the actuarial defined benefit obligations, and favorable currency translation adjustments.
Deferred tax assets increased by USD 0.8 billion. Right-of-use assets, investments in associated companies and financial assets were broadly in line with December 31, 2024.
Total current assets of USD 25.9 billion decreased by USD 3.8 billion compared to December 31, 2024.
Cash and cash equivalents decreased by USD 4.8 billion as cash inflows from operating activities of USD 10.3 billion and net proceeds from sale of marketable securities, commodities and time deposits of USD 1.8 billion were more than offset by cash outflows of USD 7.8 billion for the annual dividend payment, USD 5.4 billion for net purchases of treasury shares, USD 1.5 billion for the acquisitions of Anthos Therapeutics, Inc. and Regulus Therapeutics Inc., and USD 1.5 billion for purchases of intangible assets and USD 0.7 billion for other net cash outflows from investing and financing activities, partially offset by currency effects.
Marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 1.7 billion, mainly due to the maturity of time deposits.
Trade receivables increased by USD 1.6 billion, mainly due to the increase in net sales.
Inventories increased by USD 0.6 billion and other current assets increased by USD 0.5 billion. Income tax receivables were broadly in line with December 31, 2024.
Liabilities
Total non-current liabilities of USD 30.6 billion increased by USD 1.2 billion compared to December 31, 2024.
Non-current financial debts increased by USD 1.1 billion due to unfavorable currency translation adjustments.
Provisions and other non-current liabilities, non-current lease liabilities and deferred tax liabilities were broadly in line with December 31, 2024.
Total current liabilities of USD 31.7 billion increased by USD 3.0 billion compared to December 31, 2024.
Provisions and other current liabilities increased by USD 1.8 billion mainly driven by the increase in provisions for deductions from revenue and provisions for legal matters.
Current income tax liabilities increased by USD 1.2 billion. Current financial debts and derivative financial instruments, trade payables and current lease liabilities were broadly in line with December 31, 2024.
Equity
The Company’s equity decreased by USD 2.1 billion to USD 42.1 billion compared with December 31, 2024.
This decrease was mainly driven by the net income of USD 7.6 billion and favorable impact from currency translation differences of USD 2.8 billion being more than offset by the annual dividends to Novartis AG shareholders of USD 7.8 billion and the purchase of treasury shares of USD 5.5 billion.

Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 7.0 billion as at June 30, 2025, compared with USD 13.5 billion as at December 31, 2024. Total non-current and current financial debts, including derivatives, amounted to USD 30.8 billion as at June 30, 2025, compared with USD 29.6 billion as at December 31, 2024.
The debt/equity ratio increased to 0.73:1 as at June 30, 2025, compared with 0.67:1 as at December 31, 2024. The net debt increased to USD 23.8 billion as at June 30, 2025, compared with USD 16.1 billion as at December 31, 2024.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected Innovative Medicines approvals in Q2
Product	Active ingredient/ Descriptor	Indication	Region

Vanrafia	atrasentan	IgA nephropathy	US

Kisqali	ribociclib	Hormone receptor-positive / human epidermal growth factor receptor 2-negative early breast cancer (adjuvant)	China

Scemblix	asciminib	1L chronic myeloid leukemia	Japan and China

Fabhalta	iptacopan	C3 glomerulopathy	Japan

Coartem Baby	artemether and lumefantrine	Malaria (<5kg patients)	Switzerland

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

LOU064 (remibrutinib)	Chronic spontaneous urticaria	Q1 2025	Q1 2025

Scemblix	1L chronic myeloid leukemia	Approved	Q1 2025	Approved	– Japan and China approvals

OAV101	Spinal muscular atrophy (IT formulation)	Q2 2025	Q2 2025		– EU and US submissions

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1L in G2/3 tumors		Q2 2024		– EU submission withdrawn (unrelated to quality, efficacy or safety of Lutathera)

Beovu	Diabetic retinopathy			Q4 2024

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

225Ac-PSMA-617	Metastatic castration-resistant prostate cancer	≥2028	3	– PhIII started

Aimovig	Migraine, pediatrics	≥2028	3

Cosentyx	Giant cell arteritis		3	– PhIII GCAptAIN study did not meet primary endpoint

	Polymyalgia rheumatica	2026	3

DAK539 (pelabresib)	Myelofibrosis		3
– MorphoSys aquisition
– Based on Novartis review of 48-week data
from the PhIII MANIFEST-2 study, longer
follow-up time is needed to determine, in
consultation with Health Authorities, the
regulatory path for pelabresib in myelofibrosis

FUB523 (zigakibart)	IgA nephropathy	2027	3	– Updated results from the PhI/II presented at ERA

GHZ339	Atopic dermatitis	≥2028	2	– PhII started

JSB462	Prostate cancer	≥2028	2	– PhIIs started

KAE609	Malaria, uncomplicated	≥2028	2

(cipargamin)	Malaria, severe	≥2028	2

Kesimpta	Multiple sclerosis new dosing regimen	≥2028	3

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– FDA Orphan Drug designation – FDA Fast Track designation

Leqvio	Secondary prevention of cardiovascular events in patients with elevated LDL-C	2027	3

	Primary prevention CVRR	≥2028	3

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

LNP023	Myasthenia gravis	2027	3

(iptacopan)	IC-MPGN	≥2028	3

	Atypical haemolytic uraemic syndrome	≥2028	3

LOU064	CINDU	2026	3

(remibrutinib)	Food allergy	≥2028	2	– PhII study met primary endpoint

	Hidradenitis suppurativa	≥2028	3

	Multiple sclerosis	2027	3

	Myasthenia gravis	≥2028	3

Lutathera	GEP-NETs	≥2028	3

177Lu-NeoB	Multiple solid tumors	≥2028	1

LXE408	Visceral leishmaniasis	≥2028	2	– FDA Orphan Drug designation

MAA868 (abelacimab)	Atrial fibrillation	2027	3

Pluvicto	Metastatic hormone sensitive prostate cancer	2025	3	– PSMAddition met primary endpoint with a statistically significant and clinically meaningful benefit in rPFS in patients treated with Pluvicto plus SoC versus SoC alone

	Oligometastatic prostate cancer	≥2028	3

QCZ484	Hypertension	≥2028	2

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2026	3	– FDA Fast Track designation – China Breakthrough Therapy designation

VAY736	Sjögren’s disease	2026	3	– FDA Fast Track designation

(ianalumab)	Lupus nephritis	≥2028	3

	Systemic lupus erythematosus	≥2028	3

	Systemic sclerosis	≥2028	2

	1L immune thrombocytopenia	2027	3

	2L immune thrombocytopenia	2027	3

	Warm autoimmune hemolytic anemia	2027	3

Vijoice	Lymphatic malformations	≥2028	3	– US, EU Orphan Drug designation

YTB323	Severe refractory lupus nephritis / Systemic lupus erythematosus	≥2028	2	– srSLE PhI/II data in 21 patients presented at EULAR

	1L high-risk large B-cell lymphoma	≥2028	2

	Systemic sclerosis	≥2028	2

	Myositis	≥2028	2

	ANCA associated vasculitis	≥2028	2

Condensed Interim Consolidated Financial Statements

Consolidated income statements
Second quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q2 2025	Q2 2024

Net sales to third parties	9	14 054	12 512

Other revenues	9	782	360

Cost of goods sold		-3 322	-3 173

Gross profit		11 514	9 699

Selling, general and administration		-3 442	-3 091

Research and development		-2 727	-2 367

Other income		548	273

Other expense		-1 029	-500

Operating income		4 864	4 014

Loss from associated companies		-3	-2

Interest expense		-289	-246

Other financial income and expense		-41	75

Income before taxes		4 531	3 841

Income taxes		-507	-595

Net income		4 024	3 246

Attributable to:
Shareholders of Novartis AG		4 041	3 246

Non-controlling interests		-17	0

Weighted average number of shares outstanding – Basic (million)		1 948	2 033

Basic earnings per share (USD) [1]		2.07	1.60

Weighted average number of shares outstanding – Diluted (million)		1 960	2 046

Diluted earnings per share (USD) [1]		2.06	1.59

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated income statements
First half (unaudited)
(USD millions unless indicated otherwise)	Note	H1 2025	H1 2024

Net sales to third parties	9	27 287	24 341

Other revenues	9	1 169	651

Cost of goods sold		-6 549	-6 269

Gross profit		21 907	18 723

Selling, general and administration		-6 500	-5 931

Research and development		-5 093	-4 788

Other income		774	522

Other expense		-1 561	-1 139

Operating income		9 527	7 387

Loss from associated companies		-6	-31

Interest expense		-559	-467

Other financial income and expense		-24	81

Income before taxes		8 938	6 970

Income taxes		-1 305	-1 036

Net income		7 633	5 934

Attributable to:
Shareholders of Novartis AG		7 647	5 934

Non-controlling interests		-14	0

Weighted average number of shares outstanding – Basic (million)		1 958	2 038

Basic earnings per share (USD) [1]		3.91	2.91

Weighted average number of shares outstanding – Diluted (million)		1 970	2 052

Diluted earnings per share (USD) [1]		3.88	2.89

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of comprehensive income
Second quarter (unaudited)
(USD millions)	Note	Q2 2025	Q2 2024

Net income		4 024	3 246

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Net investment hedge, net of taxes	5	-173	14

Currency translation effects, net of taxes		2 114	40

Total of items that are or may be recycled		1 941	54

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes		44	57

Fair value adjustments on equity securities, net of taxes		3	94

Total of items that will never be recycled		47	151

Total other comprehensive income		1 988	205

Total comprehensive income		6 012	3 451

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG		6 028	3 453

Non-controlling interests		-16	-2

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
First half (unaudited)
(USD millions)	Note	H1 2025	H1 2024

Net income		7 633	5 934

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes		1

Net investment hedge, net of taxes	5	-233	51

Currency translation effects, net of taxes		2 834	-1 364

Total of items that are or may be recycled		2 602	-1 313

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes		480	136

Fair value adjustments on equity securities, net of taxes		-53	119

Total of items that will never be recycled		427	255

Total other comprehensive income		3 029	-1 058

Total comprehensive income		10 662	4 876

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG		10 674	4 880

Non-controlling interests		-12	-4

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated balance sheets
(USD millions)	Jun 30, 2025 (unaudited)	Dec 31, 2024 (audited)

Assets
Non-current assets
Property, plant and equipment	10 380	9 458

Right-of-use assets	1 446	1 415

Goodwill	25 553	24 756

Intangible assets other than goodwill	29 240	26 915

Investments in associated companies	92	119

Deferred tax assets	5 202	4 359

Financial assets	2 069	2 015

Other non-current assets	4 474	3 505

Total non-current assets	78 456	72 542

Current assets
Inventories	6 307	5 723

Trade receivables	9 056	7 423

Income tax receivables	120	133

Marketable securities, commodities, time deposits and derivative financial instruments	344	1 998

Cash and cash equivalents	6 656	11 459

Other current assets	3 456	2 968

Total current assets	25 939	29 704

Total assets	104 395	102 246

Equity and liabilities
Equity
Share capital	766	793

Treasury shares	-33	-53

Reserves	41 252	43 306

Equity attributable to Novartis AG shareholders	41 985	44 046

Non-controlling interests	69	80

Total equity	42 054	44 126

Liabilities
Non-current liabilities
Financial debts	22 470	21 366

Lease liabilities	1 594	1 568

Deferred tax liabilities	2 321	2 419

Provisions and other non-current liabilities	4 242	4 075

Total non-current liabilities	30 627	29 428

Current liabilities
Trade payables	4 506	4 572

Financial debts and derivative financial instruments	8 314	8 232

Lease liabilities	259	235

Current income tax liabilities	2 826	1 599

Provisions and other current liabilities	15 809	14 054

Total current liabilities	31 714	28 692

Total liabilities	62 341	58 120

Total equity and liabilities	104 395	102 246

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
Second quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at April 1, 2025		766	-19	39 839	-2 217	38 369	83	38 452

Net income				4 041		4 041	-17	4 024

Other comprehensive income					1 987	1 987	1	1 988

Total comprehensive income				4 041	1 987	6 028	-16	6 012

Purchase of treasury shares			-15	-2 702		-2 717		-2 717

Equity-based compensation plans			1	283		284		284

Taxes on treasury share transactions				-2		-2		-2

Changes in non-controlling interests							2	2

Value adjustments related to financial assets sold and divestments				45	-45

Other movements	4.3			23		23		23

Total of other equity movements			-14	-2 353	-45	-2 412	2	-2 410

Total equity at June 30, 2025		766	-33	41 527	-275	41 985	69	42 054

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at April 1, 2024		793	-17	43 834	-4 935	39 675	81	39 756

Net income				3 246		3 246	0	3 246

Other comprehensive income					207	207	-2	205

Total comprehensive income				3 246	207	3 453	-2	3 451

Purchase of treasury shares			-9	-1 663		-1 672		-1 672

Exercise of options and employee transactions				-1		-1		-1

Equity-based compensation			1	267		268		268

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				2		2		2

Taxes on treasury share transactions				-12		-12		-12

Fair value adjustments on financial assets sold				143	-143

Impact of change in ownership of consolidated entities				-28		-28	90	62

Other movements	4.3			48		48		48

Total of other equity movements			-8	-1 244	-143	-1 395	90	-1 305

Total equity at June 30, 2024		793	-25	45 836	-4 871	41 733	169	41 902

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
First half (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2025		793	-53	46 561	-3 255	44 046	80	44 126

Net income				7 647		7 647	-14	7 633

Other comprehensive income					3 027	3 027	2	3 029

Total comprehensive income				7 647	3 027	10 674	-12	10 662

Dividends	4.1			-7 818		-7 818		-7 818

Purchase of treasury shares			-29	-5 480		-5 509		-5 509

Reduction of share capital		-27	42	-15

Equity-based compensation plans			7	550		557		557

Taxes on treasury share transactions				-33		-33		-33

Changes in non-controlling interests				1		1	1	2

Value adjustments related to financial assets sold and divestments				47	-47

Other movements	4.3			67		67		67

Total of other equity movements		-27	20	-12 681	-47	-12 735	1	-12 734

Total equity at June 30, 2025		766	-33	41 527	-275	41 985	69	42 054

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2024		825	-41	49 649	-3 766	46 667	83	46 750

Net income				5 934		5 934	0	5 934

Other comprehensive income					-1 054	-1 054	-4	-1 058

Total comprehensive income				5 934	-1 054	4 880	-4	4 876

Dividends	4.1			-7 624		-7 624		-7 624

Purchase of treasury shares			-15	-2 798		-2 813		-2 813

Reduction of share capital		-32	26	6

Exercise of options and employee transactions				-35		-35		-35

Equity-based compensation			5	547		552		552

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				12		12		12

Taxes on treasury share transactions				8		8		8

Fair value adjustments on financial assets sold				51	-51

Impact of change in ownership of consolidated entities				-28		-28	90	62

Other movements	4.3			114		114		114

Total of other equity movements		-32	16	-9 747	-51	-9 814	90	-9 724

Total equity at June 30, 2024		793	-25	45 836	-4 871	41 733	169	41 902

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
Second quarter (unaudited)
(USD millions)	Note	Q2 2025	Q2 2024

Net income		4 024	3 246

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	2 954	2 400

Dividends received from associated companies and others		1	1

Interest received		39	71

Interest paid		-248	-255

Change in other financial receipts		398

Change in other financial payments		8	-65

Income taxes paid		-675	-473

Net cash flows from operating activities before working capital and provision changes		6 501	4 925

Payments out of provisions and other net cash movements in non-current liabilities		-279	-288

Change in net current assets and other operating cash flow items	6.2	442	238

Net cash flows from operating activities		6 664	4 875

Purchases of property, plant and equipment		-331	-260

Proceeds from sale of property, plant and equipment		1	37

Purchases of intangible assets		-227	-468

Proceeds from sale of intangible assets			20

Purchases of financial assets		-22	-45

Proceeds from sale of financial assets		20	647

Acquisitions and divestments of interests in associated companies, net		-3	-12

Acquisitions and divestments of businesses, net	6.3	-138	-3 319

Acquisitions applying optional concentration test	6.4	-1 537

Purchases of marketable securities, commodities and time deposits		-36	-237

Proceeds from sale of marketable securities, commodities and time deposits		30	430

Net cash flows used in investing activities		-2 243	-3 207

Dividends paid to shareholders of Novartis AG	4.1	-2 485	-2 417

Purchases of treasury shares		-2 714	-1 616

Proceeds from exercised options and other treasury share transactions, net		20	25

Proceeds from non-current financial debts			2 473

Repayments of the current portion of non-current financial debts		-603	-2 150

Change in current financial debts		850	569

Payments of lease liabilities		-66	-59

Payments from changes in ownership interests in consolidated subsidiaries			-47

Other financing cash flows, net		-215	22

Net cash flows used in financing activities		-5 213	-3 200

Net change in cash and cash equivalents before effect of exchange rate changes		-792	-1 532

Effect of exchange rate changes on cash and cash equivalents		382	-34

Net change in cash and cash equivalents		-410	-1 566

Cash and cash equivalents at April 1		7 066	9 469

Cash and cash equivalents at June 30		6 656	7 903

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
First half (unaudited)
(USD millions)	Note	H1 2025	H1 2024

Net income		7 633	5 934

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	5 666	4 897

Dividends received from associated companies and others		1	1

Interest received		161	235

Interest paid		-480	-402

Other financial receipts		398

Other financial payments		-13	-94

Income taxes paid		-1 215	-1 049

Net cash flows from operating activities before working capital and provision changes		12 151	9 522

Payments out of provisions and other net cash movements in non-current liabilities		-516	-631

Change in net current assets and other operating cash flow items	6.2	-1 326	-1 751

Net cash flows from operating activities		10 309	7 140

Purchases of property, plant and equipment		-585	-487

Proceeds from sale of property, plant and equipment		11	38

Purchases of intangible assets		-1 467	-1 397

Proceeds from sale of intangible assets			20

Purchases of financial assets		-40	-92

Proceeds from sale of financial assets		45	710

Acquisitions and divestments of interests in associated companies, net		-6	4

Acquisitions and divestments of businesses, net	6.3	-142	-3 598

Acquisitions applying optional concentration test	6.4	-1 537

Purchases of marketable securities, commodities and time deposits		-73	-240

Proceeds from sale of marketable securities, commodities and time deposits		1 881	936

Net cash flows used in investing activities		-1 913	-4 106

Dividends paid to shareholders of Novartis AG	4.1	-7 818	-7 624

Purchases of treasury shares		-5 430	-2 715

Proceeds from exercised options and other treasury share transactions, net		21	25

Proceeds from non-current financial debts			2 473

Repayments of the current portion of non-current financial debts		-1 613	-2 150

Change in current financial debts		1 406	1 789

Payments of lease liabilities		-135	-126

Payments from changes in ownership interests in consolidated subsidiaries			-47

Other financing cash flows, net		-192	11

Net cash flows used in financing activities		-13 761	-8 364

Net change in cash and cash equivalents before effect of exchange rate changes		-5 365	-5 330

Effect of exchange rate changes on cash and cash equivalents		562	-160

Net change in cash and cash equivalents		-4 803	-5 490

Cash and cash equivalents at January 1		11 459	13 393

Cash and cash equivalents at June 30		6 656	7 903

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month and six month period ended June 30, 2025 (unaudited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value.
These Condensed Interim Consolidated Financial Statements for the three month and six month period ended June 30, 2025, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2024 Annual Report published on January 31, 2025.
2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2024 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2024 Annual Report, goodwill, and the intangible assets not available for use (in-process research and development (IPR&D)) are evaluated for impairment annually, or when facts and circumstances warrant. The intangible assets available for use (currently marketed products and other intangible assets) are evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The amount of goodwill and other intangible assets other than goodwill on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Status of adoption of significant new or amended IFRS standards or interpretations
No new IFRS Accounting Standards were adopted by the Company in 2025. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2025 that had a material impact on the Company’s consolidated financial statements.
Based on the Company’s assessment, other than IFRS 18 Presentation and Disclosure in Financial Statements that will become effective on January 1, 2027, which Novartis is currently assessing the impact of adopting, there were no IFRS Accounting Standards, amendments or interpretations not yet effective in 2025 that would be expected to have a material impact on the Company’s consolidated ﬁnancial statements.

3. Significant acquisitions of businesses
The following are the signiﬁcant acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
2025
In the ﬁrst half of 2025, there were no acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
2024
Acquisition of Kate Therapeutics Inc.
On October 31, 2024, Novartis acquired Kate Therapeutics Inc. (Kate Therapeutics), a US based, preclinical-stage biotechnology company focused on developing adeno-associated viruses (AAV) based gene therapies to treat genetically defined muscle and heart diseases.
The purchase price consisted of a cash payment of USD 427 million (including purchase price adjustments of USD 2 million) and potential additional milestones of up to USD 700 million, which the Kate Therapeutics shareholders are eligible to receive upon the achievement of specified development milestones.
The fair value of the total purchase consideration was USD 518 million, consisting of a cash payment of USD 427 million and the fair value of contingent consideration of USD 91 million. The purchase price allocation resulted in net identifiable assets of USD 234 million, consisting primarily of IPR&D intangible assets of USD 135 million, other intangible assets (scientific infrastructure) of USD 135 million, cash and cash equivalents of USD 6 million, net deferred tax liabilities of USD 41 million and other net liabilities of USD 1 million. Goodwill amounted to USD 284 million.
The 2024 results of operations since the date of acquisition were not material.
Acquisition of Mariana Oncology Inc.
On May 3, 2024, Novartis acquired Mariana Oncology Inc. (Mariana Oncology), a US based, preclinical-stage biotechnology company focused on developing novel radioligand therapies (RLTs) with a portfolio of RLT programs across a range of solid tumor indications.
The purchase price consisted of a cash payment of USD 1.04 billion and potential additional milestones of up to USD 750 million, which Mariana Oncology shareholders are eligible to receive upon the achievement of speciﬁed milestones.
The fair value of the total purchase consideration was USD 1.28 billion, consisting of a cash payment of USD 1.04 billion and the fair value of contingent consideration of USD 239 million. The purchase price allocation resulted in net identiﬁable assets of USD 754 million, consisting primarily of IPR&D intangible assets of USD 344 million, other intangible assets (scientific infrastructure) of USD 473 million, cash and cash equivalents of USD 80 million, net deferred tax liabilities of USD 133 million and other net liabilities of USD 10 million. Goodwill amounted to USD 528 million.
The 2024 results of operations since the date of acquisition were not material.
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG (MorphoSys), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition of MorphoSys adds to our oncology pipeline pelabresib, a late-stage BET inhibitor for myelofibrosis and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomasis.
On April 11, 2024, Novartis, through a subsidiary, commenced a voluntary public takeover offer (the “Offer”) to acquire all outstanding shares of MorphoSys for EUR 68 per share, representing a total consideration of approximately EUR 2.6 billion in cash on a fully diluted basis. The settlement of the Offer was conditional on a minimum acceptance threshold of 65% of the MorphoSys outstanding shares.
Novartis purchased during the Offer acceptance period MorphoSys shares on the market for a total amount of EUR 0.3 billion (USD 0.3 billion). The closing conditions of the Offer, including the minimum acceptance threshold of 65% were fulfilled by the end of the Offer acceptance period, and the acquisition of MorphoSys closed on May 23, 2024, with the settlement payment amounting to EUR 1.7 billion (USD 1.9 billion) to the MorphoSys shareholders for their tendered shares. Subsequent to May 23, 2024, Novartis acquired additional MorphoSys outstanding shares through the German statutory two-week extension period of the Offer (ending on May 30, 2024) for EUR 0.3 billion (USD 0.3 billion). As a result, as at May 30, 2024, Novartis held 89.7% of the total outstanding share capital of MorphoSys. Total cash paid for the MorphoSys shares purchased by Novartis through to the end of the statutory two-week extension period of the Offer amounted to EUR 2.3 billion (USD 2.5 billion). Non-controlling interests represented 10.3% of MorphoSys outstanding shares amounting to USD 0.1 billion and were recognized in equity.
In June 2024, outside the Offer Novartis purchased an additional 1.7% of MorphoSys shares for EUR 44 million (USD 47 million). As a result, at June 30, 2024, Novartis held approximately 91.4% of outstanding MorphoSys shares.
On July 4, 2024, Novartis filed a public purchase offer to delist the MorphoSys shares admitted to trading on regulated markets and acquire all MorphoSys AG shares and American Depository Shares (ADS) not held directly by Novartis. In August 2024, the delisting of the MorphoSys shares admitted to trading on regulated markets was completed, and Novartis purchased an additional 3.2% of MorphoSys shares for EUR 83 million (USD 90 million). As a result, at September 30, 2024 Novartis held approximately 94.5% of outstanding MorphoSys shares.

On October 15, 2024, the “squeeze-out” of the remaining minority shareholders of MorphoSys was completed by way of a merger into a wholly-owned Novartis entity. As a result, Novartis held 100% of the outstanding shares of MorphoSys and non-controlling interests in equity were reduced to nil. On October 21, 2024, Novartis paid EUR 144 million (USD 156 million) to the former remaining minority shareholders in connection with the “squeeze-out.”
The fair value of the total purchase consideration for the 89.7% stake held on May 30, 2024, was USD 2.5 billion (including cash acquired). The purchase price allocation resulted in net identifiable assets of USD 0.7 billion, consisting primarily of intangible assets other than goodwill of USD 1.1 billion, comprising IPR&D intangible assets of USD 0.6 billion and other intangible assets (customer out-licensing contracts) of USD 0.5 billion, financial investments and other receivables of USD 0.2 billion, marketable securities of USD 0.4 billion, cash and cash equivalents of USD 0.2 billion, financial debt to third parties of USD 0.9 billion, net deferred tax liabilities of USD 0.1 billion and other net liabilities of USD 0.2 billion. Non-controlling interests amounted to USD 0.1 billion, which were recognized at the non-controlling interests’ proportionate share of MorphoSys identifiable net assets. Goodwill as at the acquisition date amounted to USD 1.9 billion.
The 2024 results of operations since the date of acquisition were not material.
Following the completion of management’s analysis of the third-party integrated safety report related to certain clinical trial data readouts, that became available prior to closing the MorphoSys acquisition, the necessity to perform an interim impairment test of the goodwill attributable to the MorphoSys business acquired at the provisional level of the grouping of CGUs of the MorphoSys business was triggered. This impairment test required the use of valuation techniques to estimate the fair value less cost of disposal of the MorphoSys business. These valuations required the use of management assumptions and estimates related to the MorphoSys business’ future cash flows and assumptions on, among others, discount rate (8.5%) and terminal growth/decline rates (-15.0%). These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 to the Consolidated Financial Statements in the Annual Report 2024 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques. The interim impairment test indicated an impairment of the goodwill attributable to the MorphoSys business in the amount of USD 0.9 billion, which was recognized as “Other expense” in the consolidated income statement in the second half of 2024. As at December 31, 2024, the remaining carrying value of the goodwill attributable to the MorphoSys business amounting to USD 1.0 billion was allocated to the grouping of CGUs at the level of the operating segment of the Company, which is the level where the future synergies will be realized.
Fair value of assets and liabilities acquired through business combinations
In the first half of 2025, there were no business combinations. The following table presents the fair value of the assets and liabilities acquired through business combinations and the total purchase consideration for the year ended December 31, 2024:
(USD millions)	Dec 31, 2024

Property, plant and equipment	20

Right-of-use assets	47

In-process research and development	1 424

Other intangible assets	1 156

Deferred tax assets	465

Non-current financial and other assets	31

Financial and other current assets	613

Cash and cash equivalents	242

Deferred tax liabilities	-799

Current and non-current financial debts	-852

Current and non-current lease liabilities	-47

Trade payables and other liabilities	-297

Net identifiable assets acquired	2 003

Non-controlling interests	-75

Goodwill	2 701

Total purchase consideration for business combinations	4 629

The significant business combinations in 2024, were Kate Therapeutics, Mariana Oncology and MorphoSys. The goodwill arising out of 2024 business combinations is not tax deductible and is attributable to synergies, including the cost synergies from pre-acquisition in-licensed IP from MorphoSys, accounting for deferred tax liabilities on acquired assets, and the assembled workforce. In the second half of 2024, an impairment of goodwill was recognized related to the MorphoSys business acquisition of USD 0.9 billion. See Acquisition of MorphoSys AG section of this Note 3 for additional information.
The following are the significant acquisitions where the Company elected to apply the optional concentration test to determine that the transaction is not a business combination within the meaning of IFRS Accounting Standards and accounted for the acquisition as assets separately acquired.
2025
Acquisition of Regulus Therapeutics Inc.
On April 30, 2025, Novartis entered into an agreement and plan of merger (“the Merger Agreement”) to acquire Regulus Therapeutics Inc. (“Regulus”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing microRNA therapeutics.

Pursuant to the Merger Agreement, on May 27, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Regulus in exchange for (i) USD 7.00 in cash per Share, plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of USD 7.00 in cash, upon the achievement of a speciﬁed regulatory milestone. The tender offer expired at one minute past 11:59 p.m., New York City time on June 24, 2025 with a payment of USD 0.7 billion for the outstanding shares to the Regulus shareholders for their tendered shares and the issuance of 1 CVR per share. Additionally, the liability related to the Regulus employee share plans amounted to USD 0.1 billion and was paid on July 11, 2025, with the issuance of 1 CVR per share. On June 25, 2025, the acquiring subsidiary merged with and into Regulus, resulting in Regulus becoming an indirect wholly owned subsidiary of Novartis, and Regulus shares admitted to trading on NASDAQ were voluntary delisted.
Regulus lead development phase asset, farabursen, is a potential ﬁrst-in-class, next-generation oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (ADPKD).
The purchase price consisted of cash consideration of USD 0.8 billion and CVRs of up to USD 0.9 billion, which Regulus shareholders are eligible to receive upon the achievement of a specified regulatory milestone. The cash purchase price was allocated to an IPR&D intangible asset of USD 0.8 billion, and other net assets including cash and cash equivalents of USD 23 million. Subsequent payments for the potential CVRs upon achievement of the speciﬁed regulatory milestone will be recognized as additions to the IPR&D intangible asset if the speciﬁed regulatory milestone is achieved.
Acquisition of Anthos Therapeutics, Inc.
On February 10, 2025, Novartis entered into an agreement and plan of merger to acquire Anthos Therapeutics, Inc. (“Anthos”), a US-based, clinical stage biopharmaceutical company with abelacimab, a late-stage medicine in development for the prevention of stroke and systematic embolism in patients with atrial fibrillation. The transaction closed on April 3, 2025.
The purchase price consisted of cash consideration of USD 0.9 billion and potential additional milestones of up to USD 2.1 billion, which Anthos shareholders are eligible to receive upon the achievement of specific milestones.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.9 billion, and other net assets including cash and cash equivalents of USD 47 million. Subsequent payments for the potential additional milestones will be recognized as additions to the IPR&D intangible asset when the specific milestones have been achieved.
2024
There were no acquisitions in 2024 where the Company elected to apply the optional concentration test to account for the acquisitions as assets separately acquired.
Identifiable net assets acquired through acquisitions applying the optional concentration test
In the first half of 2025, the following table presents the identifiable net assets acquired through acquisitions applying the optional concentration test:
(USD millions)	Jun 30, 2025

Property, plant and equipment	4

Right-of-use assets	8

In-process research and development	1 664

Deferred tax assets [1]	125

Non-current financial and other assets	14

Other current assets	10

Cash and cash equivalents	70

Current and non-current lease liabilities	-8

Trade payables and other liabilities	-95

Identifiable net assets acquired	1 792

[1] Deferred tax assets are attributable to tax loss and tax credit carryforwards.

4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	Note	2025	2024	H1 2025 USD millions	H1 2024 USD millions

Balance at beginning of year		1 975.1	2 044.0	44 046	46 667

Shares acquired to be canceled		-48.8	-26.7	-5 350	-2 698

Other share purchases		-1.6	-1.1	-159	-115

Equity-based compensation plans and employee transactions		11.1	8.3	557	517

Taxes on treasury share transactions				-33	8

Dividends	4.1			-7 818	-7 624

Net income of the period attributable to shareholders of Novartis AG				7 647	5 934

Other comprehensive income attributable to shareholders of Novartis AG				3 027	-1 054

Changes in non-controlling interests				1	-28

Other movements	4.3	0.1	0.1	67	126

Balance at June 30		1 935.9	2 024.6	41 985	41 733

4.1. The annual gross dividend to shareholders of Novartis AG amounted to USD 7.8 billion (2024: USD 7.6 billion). The net dividend payment to Novartis AG shareholders paid in March 2025 amounted to USD 5.3 billion (2024: USD 5.2 billion paid in March 2024). The USD 2.5 billion Swiss withholding tax on the gross dividend was paid at its due date in April 2025 (2024: USD 2.4 billion paid at its due date in April 2024).
4.2. In July 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of the shares deliveries under the equity-based compensation plans for employees. These additional repurchases concluded in October 2024. In June 2025, Novartis amended the arrangement to include the repurchase of an additional 10.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. Novartis is able to cancel this arrangement at any time but may be subject to a 90-day waiting period. As of June 30, 2025 and December 31, 2024, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of June 30, 2025 and December 31, 2024.
4.3. Other movements include, for subsidiaries in hyperinflationary economies, the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies.”

5. Financial instruments
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of June 30, 2025, and December 31, 2024. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2024 Annual Report, published on January 31, 2025.

	Level 1		Level 2		Level 3		Total

(USD millions)	Jun 30, 2025	Dec 31, 2024	Jun 30, 2025	Dec 31, 2024	Jun 30, 2025	Dec 31, 2024	Jun 30, 2025	Dec 31, 2024

Financial assets
Cash and cash equivalents
Debt securities	50	50					50	50

Total cash and cash equivalents at fair value	50	50					50	50

Marketable securities
Derivative financial instruments			268	106			268	106

Total marketable securities and derivative financial instruments at fair value			268	106			268	106

Current contingent consideration receivables					125	120	125	120

Current equity securities	21	24			18	18	39	42

Long-term financial investments
Debt and equity securities	158	193	8	7	571	599	737	799

Fund investments	11	15			161	195	172	210

Non-current contingent consideration receivables					761	671	761	671

Total long-term financial investments at fair value	169	208	8	7	1 493	1 465	1 670	1 680

Associated companies at fair value through profit or loss					83	109	83	109

Financial liabilities
Current contingent consideration liabilities					-197	-281	-197	-281

Derivative financial instruments			-278	-143			-278	-143

Total current financial liabilities at fair value			-278	-143	-197	-281	-475	-424

Non-current contingent consideration liabilities					-478	-527	-478	-527

In the first half of 2025, there was one transfer of equity securities from Level 3 to Level 1 for USD 3 million due to Initial Public Offering.
The carrying amount of financial assets included in the line total long-term financial investments at fair value of USD 1.7 billion at June 30, 2025 (USD 1.7 billion at December 31, 2024) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of current contingent consideration liabilities of USD 0.2 billion at June 30, 2025 (USD 0.3 billion at December 31, 2024) is included in the line “Provisions and other current liabilities” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.5 billion at June 30, 2025 (USD 0.5 billion at December 31, 2024) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
The fair value of straight bonds amounted to USD 22.3 billion at June 30, 2025 (USD 22.5 billion at December 31, 2024) compared with the carrying amount of USD 23.7 billion at June 30, 2025 (USD 24.1 billion at December 31, 2024). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
In the second quarter 2025, the Company has designated a certain portion of its long-term euro-denominated straight bonds, maturing in 2030 and 2038, as hedges of the translation risk arising on certain net investments in foreign operations with euro functional currency. This is in addition to the certain portion of its long-term euro-denominated straight bonds maturing in 2028 that was designated as a hedge instrument as at December 31, 2024. As a result, as of June 30, 2025, long-term financial debt with a total carrying amount of EUR 3.3 billion (USD 3.9 billion) (December 31, 2024: EUR 1.8 billion (USD 1.9 billion)), have been designated as a hedge instrument. In the first half of 2025, USD 233 million, net of taxes (Q2 2025: USD 173 million) of unrealized losses (first half 2024: USD 51 million; Q2 2024: USD 14 million of unrealized gains) was recognized in other comprehensive income and accumulated in currency translation effects in relation with these net investment hedges. The hedges remained effective since inception, and no amount was recognized in the consolidated income statement in the first half and second quarter of 2025 and 2024.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments
The following tables show the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q2 2025	Q2 2024

Depreciation, amortization and impairments on:
Property, plant and equipment	245	228

Right-of-use assets	68	61

Intangible assets	943	873

Financial assets [1]	-4	-22

Change in provisions and other non-current liabilities	665	204

(Gains)/losses on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-67	72

Equity-settled compensation expense	267	257

Loss from associated companies	3	2

Income taxes	507	595

Net financial expense	330	171

Other	-3	-41

Total	2 954	2 400

[1] Includes fair value changes
(USD millions)	H1 2025	H1 2024

Depreciation, amortization and impairments on:
Property, plant and equipment	462	447

Right-of-use assets	133	124

Intangible assets	1 815	1 905

Financial assets [1]	37	6

Change in provisions and other non-current liabilities	847	367

(Gains)/losses on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-45	142

Equity-settled compensation expense	529	517

Loss from associated companies	6	31

Income taxes	1 305	1 036

Net financial expense	583	386

Other	-6	-64

Total	5 666	4 897

[1] Includes fair value changes
6.2. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities
(USD millions)	Q2 2025	Q2 2024	H1 2025	H1 2024

(Increase)/decrease in inventories	-44	-18	11	-146

Increase in trade receivables	-167	-501	-1 210	-1 421

Decrease in trade payables	-143	-142	-315	-551

Change in other current and non-current assets	172	-105	-252	-377

Change in other current liabilities	624	1 004	440	744

Total	442	238	-1 326	-1 751

6.3. Cash flows related to acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses.
(USD millions)	Q2 2025	Q2 2024	H1 2025	H1 2024

Total purchase consideration for acquisitions of businesses	0	-3 807	0	-4 105

Acquired cash and cash equivalents		234		236

Contingent consideration payable, net	-127	233	-127	280

Deferred considerations and other adjustments, net		47		55

Cash flows used for acquisitions of businesses [1]	-127	-3 293	-127	-3 534

Cash flows used for divestments of businesses, net [2]	-11	-26	-15	-64

Cash flows used for acquisitions and divestments of businesses, net	-138	-3 319	-142	-3 598

[1] The second quarter and first half of 2024 included the payments for purchases of MorphoSys shares by Novartis during the Offer period totaling EUR 0.3 billion (USD 0.3 billion), see Note 3 for further information.

 2  In the first half of 2025, USD 15 million represented the net cash outflows from divestments in previous years, including an advance receipt of a portion of sale proceeds in the second quarter. In that quarter, net cash outflows amounted to USD 11 million from divestments in previous years, which included this advance receipt.

In the first half of 2024, USD 64 million (Q2 2024: USD 26 million) represented the net cash outflows from divestments in previous years.
Note 3 provides disclosure of the fair value of assets and liabilities acquired though business combinations. All consideration paid for acquisitions were in cash.
6.4. Cash flows used for acquisitions by applying the optional concentration test
In 2025, the total cash consideration paid for acquisitions where the Company elected to apply the optional concentration test to determine that the transaction is not a business combination within the meaning of IFRS Accounting Standards, and to account for the acquisition as assets separately acquired amounted to USD 1.5 billion, net of cash and cash equivalents acquired of USD 70 million (2024: nil).
Note 3 provides disclosure of the identifiable net assets acquired through acquisitions where the Company elected to apply the optional concentration test. All consideration paid for acquisitions were in cash.
7. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2024 Annual Report and 2024 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of July 17, 2025, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2024 Annual Report and 2024 Form 20-F.
Investigations and related litigations
Lucentis/Avastin® matters
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities, alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments for wet age-related macular degeneration from 2008 to 2013. In 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law by abusing a dominant position and imposing a fine equivalent to approximately USD 452 million. Novartis paid the fine, again subject to recoupment, and appealed the FCA’s decision. In February 2023, the Paris Court of Appeal (Court) overturned the FCA’s decision which triggered the reimbursement of the originally paid fine (recorded as “Other income” in the Company’s consolidated income statement), and, in March 2023, the FCA appealed the Court’s decision. In June 2025, France’s Supreme Court (SC) overturned the Court’s decision and sent the case back to the Court for further proceedings. The SC decision entitles the FCA to re-impose its original fine on Novartis pending appeal. Novartis recorded in June 2025 a USD 443 million expense related to this matter (recorded to “Other Expense” in the Company’s consolidated income statement). Novartis is the subject of similar investigations and proceedings involving the competition authority in Greece and is currently in an appeal process in Turkey. Novartis continues to vigorously contest all claims. Novartis is also challenging policies and regulations allowing off-label/unlicensed use and reimbursement for economic reasons in Turkey.
Greece investigation
The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to healthcare providers (HCPs), government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million; Novartis Hellas appealed the fine and, in September 2023, the Court overturned the decision and fine. The Greek State filed an appeal. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the US Department of Justice regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and the 2020 Form 20-F. In May 2025, the court published a decision rejecting the claims of the Greek State; the decision is subject to appeal. In June 2025, the National Social Security Fund of Greece filed a civil lawsuit against Novartis seeking approximately EUR 229 million for moral damages arising from the same facts. The claims will be vigorously contested.
340B Drug Pricing Program litigation
NPC has brought litigation challenging a number of state statutes purporting to add further obligations on manufacturers under the federal 340B program as to the use of contract pharmacies in those states. NPC has also brought litigation challenging the federal government’s refusal to allow NPC to apply a rebate payment model for the 340B program. In addition, in 2021 and 2023, two medical centers filed Administrative Dispute Resolution proceedings against NPC, seeking the return of alleged overcharges resulting from NPC’s contract pharmacy policy. NPC moved to dismiss these proceedings. In June 2025, HRSA informed NPC that it found no overcharge in the 2023 case and dismissed the petition. Also in 2021, NPC received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont (Vermont AG) requesting the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC responded by providing documents and information to the Vermont AG in 2021 and there have been no further actions since that time.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2024 Annual Report and 2024 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
8. Operating segment
Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 9 for revenues and geographic information disclosures.

9. Revenues and geographic information
Net sales to third parties
Net sales to third parties by region1
Second quarter
	Q2 2025 USD m	Q2 2024 USD m	% change USD	% change cc2	Q2 2025 % of total	Q2 2024 % of total

US	6 249	5 146	21	21	44	41

Europe	4 170	3 867	8	3	30	31

Asia/Africa/Australasia	2 713	2 594	5	3	19	21

Canada and Latin America	922	905	2	15	7	7

Total	14 054	12 512	12	11	100	100

Of which in established markets	10 537	9 162	15	13	75	73

Of which in emerging growth markets	3 517	3 350	5	7	25	27

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 40.
First half
	H1 2025 USD m	H1 2024 USD m	% change USD	% change cc2	H1 2025 % of total	H1 2024 % of total

US	11 961	9 734	23	23	44	40

Europe	8 075	7 631	6	5	30	31

Asia/Africa/Australasia	5 485	5 174	6	6	20	21

Canada and Latin America	1 766	1 802	-2	12	6	8

Total	27 287	24 341	12	13	100	100

Of which in established markets	20 206	17 650	14	14	74	73

Of which in emerging growth markets	7 081	6 691	6	10	26	27

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 40.

Net sales to third parties by core therapeutic area and established brands
Second quarter
	Q2 2025	Q2 2024	% change	% change
	USD m	USD m	USD	cc1

Cardiovascular, renal and metabolic
Entresto	2 357	1 898	24	22

Leqvio	298	182	64	61

Total cardiovascular, renal and metabolic	2 655	2 080	28	26

Immunology
Cosentyx	1 629	1 526	7	6

Xolair [2]	443	427	4	2

Ilaris	477	368	30	27

Total immunology [3]	2 549	2 321	10	9

Neuroscience
Kesimpta	1 077	799	35	33

Zolgensma	297	349	-15	-17

Aimovig	83	77	8	3

Total neuroscience	1 457	1 225	19	17

Oncology
Kisqali	1 177	717	64	64

Tafinlar + Mekinist	573	523	10	7

Promacta/Revolade	502	544	-8	-9

Jakavi	524	471	11	8

Pluvicto	454	345	32	30

Tasigna	327	446	-27	-27

Scemblix	298	164	82	79

Lutathera	207	175	18	17

Piqray/Vijoice	111	120	-8	-8

Fabhalta [4]	120	22	nm	nm

Total oncology [3]	4 293	3 527	22	20

Established brands
Sandostatin Group	303	313	-3	-3

Exforge Group	191	178	7	7

Lucentis	173	275	-37	-39

Diovan Group	154	160	-4	-4

Galvus Group	123	150	-18	-17

Kymriah [3]	99	113	-12	-14

Contract manufacturing	276	271	2	-3

Other [3]	1 781	1 899	-6	-5

Total established brands [3]	3 100	3 359	-8	-8

Total net sales to third parties	14 054	12 512	12	11

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 40.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Reclassified to conform with 2025 presentation of brands by therapeutic area and established brands.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

nm = not meaningful

Net sales to third parties by core therapeutic area and established brands
First half
	H1 2025	H1 2024	% change	% change
	USD m	USD m	USD	cc1

Cardiovascular, renal and metabolic
Entresto	4 618	3 777	22	22

Leqvio	555	333	67	66

Total cardiovascular, renal and metabolic	5 173	4 110	26	26

Immunology
Cosentyx	3 163	2 852	11	11

Xolair [2]	899	826	9	10

Ilaris	896	724	24	24

Total immunology [3]	4 958	4 402	13	13

Neuroscience
Kesimpta	1 976	1 436	38	38

Zolgensma	624	644	-3	-3

Aimovig	159	153	4	3

Total neuroscience [3]	2 759	2 233	24	23

Oncology
Kisqali	2 133	1 344	59	60

Tafinlar + Mekinist	1 125	997	13	13

Promacta/Revolade	1 048	1 064	-2	-1

Jakavi	1 016	949	7	8

Pluvicto	825	655	26	26

Tasigna	704	841	-16	-15

Scemblix	536	300	79	78

Lutathera	400	344	16	16

Piqray/Vijoice	211	229	-8	-8

Fabhalta [4]	201	28	nm	nm

Total oncology [3]	8 199	6 751	21	22

Established brands
Sandostatin Group	620	668	-7	-6

Exforge Group	370	370	0	3

Lucentis	362	589	-39	-38

Diovan Group	304	300	1	3

Galvus Group	247	299	-17	-14

Kymriah [3]	199	233	-15	-15

Contract manufacturing	619	550	13	12

Other [3]	3 477	3 836	-9	-7

Total established brands [3]	6 198	6 845	-9	-8

Total net sales to third parties	27 287	24 341	12	13

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 40.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Reclassified to conform with 2025 presentation of brands by therapeutic area and established brands.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

nm = not meaningful

Net sales to third parties of the top 20 brands in 20251
Second quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc2	USD m	% change USD	% change cc2	USD m	% change USD	% change cc2

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	1 223	29	1 134	19	15	2 357	24	22

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	921	6	708	8	6	1 629	7	6

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	750	100	427	25	25	1 177	64	64

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	713	28	364	49	45	1 077	35	33

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	246	22	327	2	-2	573	10	7

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	227	-20	275	5	3	502	-8	-9

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			524	11	8	524	11	8

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			443	4	2	443	4	2

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	260	34	217	25	20	477	30	27

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	358	21	96	92	80	454	32	30

Tasigna	Oncology	Chronic myeloid leukemia (CML)	162	-30	165	-24	-25	327	-27	-27

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	96	-28	201	-7	-10	297	-15	-17

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	187	0	116	-8	-8	303	-3	-3

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	138	47	160	82	74	298	64	61

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	191	82	107	81	76	298	82	79

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	150	21	57	12	6	207	18	17

Exforge Group	Established brands	Hypertension	1	0	190	7	8	191	7	7

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			173	-37	-39	173	-37	-39

Diovan Group	Established brands	Hypertension	7	17	147	-5	-6	154	-4	-4

Galvus Group	Established brands	Type 2 diabetes (RMS)			123	-18	-17	123	-18	-17

Top 20 brands total			5 630	22	5 954	10	7	11 584	16	14

Rest of portfolio			619	13	1 851	-5	-5	2 470	-1	-1

Total net sales to third parties			6 249	21	7 805	6	4	14 054	12	11

[1] Net sales to third parties by location of customer.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 40.
[3] Net sales to third parties reflect Xolair sales for all indications.

Net sales to third parties of the top 20 brands in 20251
First half
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc2	USD m	% change USD	% change cc2	USD m	% change USD	% change cc2

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	2 392	26	2 226	18	18	4 618	22	22

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	1 736	14	1 427	8	9	3 163	11	11

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	1 336	94	797	21	24	2 133	59	60

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	1 300	34	676	45	45	1 976	38	38

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	454	18	671	10	10	1 125	13	13

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	515	-6	533	3	5	1 048	-2	-1

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			1 016	7	8	1 016	7	8

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			899	9	10	899	9	10

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	478	33	418	15	15	896	24	24

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	645	12	180	128	125	825	26	26

Tasigna	Oncology	Chronic myeloid leukemia (CML)	359	-11	345	-21	-19	704	-16	-15

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	225	-5	399	-2	-2	624	-3	-3

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	384	-10	236	-2	0	620	-7	-6

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	265	58	290	76	74	555	67	66

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	345	79	191	79	77	536	79	78

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	289	20	111	8	6	400	16	16

Exforge Group	Established brands	Hypertension	3	-40	367	1	4	370	0	3

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			362	-39	-38	362	-39	-38

Diovan Group	Established brands	Hypertension	20	33	284	0	1	304	1	3

Galvus Group	Established brands	Type 2 diabetes (RMS)			247	-17	-14	247	-17	-14

Top 20 brands total			10 746	24	11 675	9	10	22 421	16	17

Rest of portfolio			1 215	11	3 651	-7	-5	4 866	-3	-1

Total net sales to third parties			11 961	23	15 326	5	6	27 287	12	13

[1] Net sales to third parties by location of customer.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 40.
[3] Net sales to third parties reflect Xolair sales for all indications.

Other revenues
(USD millions)	Q2 2025	Q2 2024	H1 2025	H1 2024

Profit sharing income	356	268	613	482

Royalty income [1]	318	5	326	24

Milestone income	35	14	89	20

Other [2]	73	73	141	125

Total other revenues	782	360	1 169	651

1 In the second quarter and first half of 2025, royalty income includes a royalty settlement of USD 0.3 billion.
[2] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties.
10. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	Q2 2025	Q2 2024	H1 2025	H1 2024

Property, plant and equipment impairment charges	-4	-9	-6	-10

Property, plant and equipment depreciation charge	-241	-219	-456	-437

Right-of-use assets depreciation charge	-68	-61	-133	-124

Intangible assets impairment charges	-92	-37	-94	-194

Intangible assets amortization charge	-851	-836	-1 721	-1 711

In the first half of 2025 and 2024, there were no impairment charges on right-of-use assets and no reversals of impairment changes on property, plant and equipment, right-of-use assets and intangible assets.
The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets other than goodwill excluding the impact of business combinations, which are disclosed in Note 3:
(USD millions)	Q2 2025	Q2 2024	H1 2025	H1 2024

Additions to property, plant and equipment	353	283	563	506

Additions to right-of-use assets	89	69	145	97

Additions to intangible assets other than goodwill	1 862	512	3 041	1 175

Financial debt
In February 2025, Novartis repaid a 5-year US dollar denominated bond of USD 1.0 billion with a coupon of 1.75% at maturity.
In May 2025, Novartis repaid a 10-year Swiss franc denominated bond of CHF 500 million with a coupon of 0.25% at maturity.
Income taxes
The Basel-Stadt cantonal tax rate change, enacted March 23, 2025, and effective January 1, 2026, will increase the cantonal tax rate from 6.5% to 8.5% and the blended Swiss cantonal and federal tax rate from 13.04% to 14.53%, impacting the Company’s Basel-Stadt-domiciled operating subsidiaries. The enactment required revaluation of deferred tax assets and liabilities to the new tax rates at the date of enactment. The impact of the deferred tax assets and liabilities revaluation recorded in March 2025 was not material.

On July 4, 2025, the United States enacted tax reform legislation as part of the One Big Beautiful Bill Act (“OBBBA”). The OBBBA leaves the U.S. corporate tax rate unchanged at 21% and, in addition, among other changes, extends or revises key provisions of the Tax Cuts and Jobs Act (“TCJA”) enacted in 2017, which were set to expire or change at the end of 2025.
Based on the Company’s preliminary interpretation of the OBBBA, the tax reforms introduced are not expected to have a material impact on the consolidated financial statements. However, given the complexity of tax laws, related regulations, and evolving interpretations, our estimates may require revision as additional information becomes available regarding the application of the OBBBA provisions.
Commitments
Research and development and acquisition agreement commitments
The Company has entered into long-term research and development agreements with various institutions and acquisition agreements with third parties accounted for as assets separately acquired (by electing to apply the optional concentration test) related to intangible assets. These agreements may provide for potential milestone payments by Novartis, which are dependent on successful clinical development, or meeting specified sales targets, or other conditions that are specified in the agreements.
As of June 30, 2025, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	Jun 30, 2025

2025	136

2026	469

2027	761

2028	1 027

2029	759

2030	961

Thereafter	10 123

Total	14 236

Other commitments
On July 7, 2025, the Company entered into a lease agreement that has not yet commenced with an undiscounted commitment amount of USD 0.8 billion. The estimated timing of the commitment is as follows: nil in 2025, 2026 and 2027, USD 16 million in 2028, USD 40 million in 2029, USD 41 million in 2030, and USD 0.7 billion thereafter.
11. Events subsequent to the June 30, 2025, consolidated balance sheet date
On July 4, 2025, the United States enacted tax reform legislation and on July 7, 2025, the Company entered into a lease agreement that has not yet commenced. For additional information see Note 10.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis
Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation,

we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. Management believes that this definition provides a performance measure that focuses on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 47 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following tables provide an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
(USD millions unless indicated otherwise)	Q2 2025	Q2 2024	H1 2025	H1 2024

IFRS Accounting Standards operating income	4 864	4 014	9 527	7 387

Amortization of intangible assets	770	768	1 559	1 575

Impairments

Intangible assets	92	37	93	194

Property, plant and equipment related to the company-wide rationalization of manufacturing sites	1		1

Other property, plant and equipment		6		6

Total impairment charges	93	43	94	200

Acquisition or divestment of businesses and related items

- Income	-106	-103	-217	-215

- Expense	143	110	246	230

Total acquisition or divestment of businesses and related items, net	37	7	29	15

Other items

Divestment gains	-50	-7	-50	-19

Financial assets - fair value adjustments	-3	-22	38	6

Restructuring and related items

- Income	-44	-23	-60	-81

- Expense	147	167	292	258

Legal-related items

- Income	-280		-280

- Expense	443		443	50

Additional income	-109	-3	-170	-15

Additional expense	57	9	78	114

Total other items	161	121	291	313

Total adjustments	1 061	939	1 973	2 103

Core operating income	5 925	4 953	11 500	9 490

as % of net sales	42.2%	39.6%	42.1%	39.0%

Loss from associated companies	-3	-2	-6	-31

Core adjustments to loss from associated companies, net of tax				26

Interest expense	-289	-246	-559	-467

Other financial income and expense	-41	75	-24	81

Core adjustments to other financial income and expense	28	-15	57	75

Income taxes, adjusted for above items (core income taxes)	-910	-757	-1 776	-1 485

Core net income	4 710	4 008	9 192	7 689

Core net income attributable to shareholders of Novartis AG	4 709	4 008	9 188	7 689

Core net income attributable to non-controlling interests [1]	1		4

Core basic EPS (USD) [2]	2.42	1.97	4.69	3.77

[1] Core net income attributable to non-controlling interests includes impairment charges related to an intangible asset.
[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
Second quarter
(USD millions unless indicated otherwise)	Q2 2025 IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Q2 2025 Core results	Q2 2024 Core results

Gross profit	11 514	707			-306	11 915	10 427

Operating income	4 864	770	93	37	161	5 925	4 953

Income before taxes	4 531	770	93	37	189	5 620	4 765

Income taxes [5]	-507	-162	-15	-11	-215	-910	-757

Net income	4 024					4 710	4 008

Net income attributable to shareholders of Novartis AG	4 041					4 709	4 008

Basic EPS (USD) [6]	2.07					2.42	1.97

The following are adjustments to arrive at core gross profit

Other revenues	782				-309	473	360

Cost of goods sold	-3 322	707			3	-2 612	-2 445

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 442				1	-3 441	-3 090

Research and development	-2 727	63	92	1	18	-2 553	-2 276

Other income	548			-106	-248	194	101

Other expense	-1 029		1	142	696	-190	-209

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-41				28	-13	60

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: research and development includes net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense include transitional service-fee income and expenses related to the Sandoz distribution

[4] Other items: other revenues includes milestones income from an outlicensing agreement and a royalty settlement income; cost of goods sold, selling, general and administration, other income and other expense include restructuring income and charges related to the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes divestment gains and fair value adjustments on contingent consideration receivable; other expense includes legal related items, loss due to legal entities reorganization and other costs and items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.1 billion to arrive at the core results before tax amounts to USD 403 million and the average tax rate on the total adjustments was 37.0%.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
First half
(USD millions unless indicated otherwise)	H1 2025 IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	H1 2025 Core results	H1 2024 Core results

Gross profit	21 907	1 428			-338	22 997	20 229

Operating income	9 527	1 559	94	29	291	11 500	9 490

Income before taxes	8 938	1 559	94	29	348	10 968	9 174

Income taxes [5]	-1 305	-314	-15	-10	-132	-1 776	-1 485

Net income	7 633					9 192	7 689

Net income attributable to shareholders of Novartis AG	7 647					9 188	7 689

Basic EPS (USD) [6]	3.91					4.69	3.77

The following are adjustments to arrive at core gross profit

Other revenues	1 169				-344	825	651

Cost of goods sold	-6 549	1 428			6	-5 115	-4 763

The following are adjustments to arrive at core operating income

Selling, general and administration	-6 500				2	-6 498	-5 930

Research and development	-5 093	131	93	1	13	-4 855	-4 479

Other income	774			-217	-284	273	156

Other expense	-1 561		1	245	898	-417	-486

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-24				57	33	156

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: research and development includes net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense include transitional service-fee income and expenses related to the Sandoz distribution

[4] Other items: other revenues includes milestones income from an outlicensing agreement and a royalty settlement income; cost of goods sold, selling, general and administration, other income and other expense include restructuring income and charges related to the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes divestment gains and fair value adjustments on contingent consideration receivable; other expense includes legal related items, loss due to legal entities reorganization and other costs and items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 2.0 billion to arrive at the core results before tax amounts to USD 471 million. The average tax rate on the total adjustments was 23.2% since the estimated full year core tax charge of 16.2% has been applied to the pre-tax income of the period.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Non-IFRS measure free cash flow
The following tables provide a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
Second quarter
	Q2 2025			Q2 2024

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	6 664		6 664	4 875		4 875

Net cash flows used in investing activities [1]	-2 243	1 912	-331	-3 207	2 947	-260

Net cash flows used in financing activities [2]	-5 213	5 213	0	-3 200	3 200	0

Non-IFRS measure free cash flow			6 333			4 615

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.

First half
	H1 2025			H1 2024

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	10 309		10 309	7 140		7 140

Net cash flows used in investing activities [1]	-1 913	1 328	-585	-4 106	3 619	-487

Net cash flows used in financing activities [2]	-13 761	13 761	0	-8 364	8 364	0

Non-IFRS measure free cash flow			9 724			6 653

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.

The following tables summarize the non-IFRS measure free cash flow:
Second quarter
(USD millions)	Q2 2025	Q2 2024

Operating income	4 864	4 014

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	1 252	1 140

Change in provisions and other non-current liabilities	665	204

Other	197	288

Operating income adjusted for non-cash items	6 978	5 646

Dividends received from associated companies and others	1	1

Interest received and change in other financial receipts	437	71

Interest paid and change in other financial payments	-240	-320

Income taxes paid	-675	-473

Payments out of provisions and other net cash movements in non-current liabilities	-279	-288

Change in inventories and trade receivables less trade payables	-354	-661

Change in other net current assets and other operating cash flow items	796	899

Net cash flows from operating activities	6 664	4 875

Purchases of property, plant and equipment	-331	-260

Non-IFRS measure free cash flow	6 333	4 615

First half
(USD millions)	H1 2025	H1 2024

Operating income	9 527	7 387

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	2 447	2 482

Change in provisions and other non-current liabilities	847	367

Other	478	595

Operating income adjusted for non-cash items	13 299	10 831

Dividends received from associated companies and others	1	1

Interest received and other financial receipts	559	235

Interest paid and other financial payments	-493	-496

Income taxes paid	-1 215	-1 049

Payments out of provisions and other net cash movements in non-current liabilities	-516	-631

Change in inventories and trade receivables less trade payables	-1 514	-2 118

Change in other net current assets and other operating cash flow items	188	367

Net cash flows from operating activities	10 309	7 140

Purchases of property, plant and equipment	-585	-487

Non-IFRS measure free cash flow	9 724	6 653

Additional information
Net debt
Condensed consolidated changes in net debt
Second quarter
(USD millions)	Q2 2025	Q2 2024

Net change in cash and cash equivalents	-410	-1 566

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-1 103	-1 358

Change in net debt	-1 513	-2 924

Net debt at April 1	-22 271	-15 836

Net debt at June 30	-23 784	-18 760

First half
(USD millions)	H1 2025	H1 2024

Net change in cash and cash equivalents	-4 803	-5 490

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-2 840	-3 087

Change in net debt	-7 643	-8 577

Net debt at January 1	-16 141	-10 183

Net debt at June 30	-23 784	-18 760

Components of net debt
(USD millions)	Jun 30, 2025	Dec 31, 2024	Jun 30, 2024

Non-current financial debts	-22 470	-21 366	-19 663

Current financial debts and derivative financial instruments	-8 314	-8 232	-7 532

Total financial debts	-30 784	-29 598	-27 195

Less liquidity

Cash and cash equivalents	6 656	11 459	7 903

Marketable securities, commodities, time deposits and derivative financial instruments	344	1 998	532

Total liquidity	7 000	13 457	8 435

Net debt at end of period	-23 784	-16 141	-18 760

Share information
	Jun 30, 2025	Jun 30, 2024

Number of shares outstanding	1 935 853 188	2 024 579 175

Registered share price (CHF)	96.17	96.17

ADR price (USD)	121.01	106.46

Market capitalization (USD billions) [1]	233.5	216.5

Market capitalization (CHF billions) [1]	186.2	194.7

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q2 2025	Average rates Q2 2024	Average rates H1 2025	Average rates H1 2024	Period-end rates Jun 30, 2025	Period-end rates Jun 30, 2024

1 CHF	1.209	1.106	1.161	1.125	1.254	1.112

1 CNY	0.138	0.138	0.138	0.138	0.140	0.137

1 EUR	1.133	1.077	1.093	1.081	1.174	1.070

1 GBP	1.335	1.262	1.297	1.265	1.373	1.264

100 JPY	0.692	0.642	0.674	0.658	0.695	0.621

100 RUB	1.235	1.102	1.154	1.101	1.272	1.156

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Second quarter
	Change in USD % Q2 2025	Change in constant currencies % Q2 2025	Percentage point currency impact Q2 2025

Net sales to third parties	12	11	1

Operating income	21	25	-4

Net income	24	26	-2

Basic earnings per share (USD)	29	32	-3

Core operating income	20	21	-1

Core net income	18	19	-1

Core basic earnings per share (USD)	23	24	-1

First half
	Change in USD % H1 2025	Change in constant currencies % H1 2025	Percentage point currency impact H1 2025

Net sales to third parties	12	13	-1

Operating income	29	33	-4

Net income	29	31	-2

Basic earnings per share (USD)	34	37	-3

Core operating income	21	24	-3

Core net income	20	22	-2

Core basic earnings per share (USD)	24	27	-3

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “anticipate,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expect,” “expand,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “commitment,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties concerning global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; uncertainties in the development or adoption of potentially transformational digital technologies, including artificial intelligence, and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today’s earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
October 28, 2025
Third quarter & nine months 2025 results
November 19-20, 2025
Meet Novartis Management 2025 (London, UK)
December 1, 2025
Social Impact & Sustainability annual investor event (virtual)
February 4, 2026
Fourth quarter & full year 2025 results